               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



- - - - - - - - - - - - - - - - - - - - - - - - - -  x
HOWARD VOGEL, on behalf of himself and all others    :
similarly situated,
                                                     :
                                    Plaintiff,         Civil Action No. 17902 NC
                                                     :
                  -against-
                                                     :
TRAVELERS PROPERTY CASUALTY CORP., ROBERT I. LIPP,
JAY S. FISHMAN, FRANK J. TASCO, DUDLEY C. MECUM II,  :
ARTHUR ZANKEL, KENNETH J. BIALKIN, SANFORD I.
WEILL, TAP MERGER CORP., LESLIE B. DISHAROON and     :
CITIGROUP INC.,
                                                     :
                                    Defendants.
- - - - - - - - - - - - - - - - - - - - - - - - - -  x

                                AMENDED COMPLAINT

     Plaintiff, by his attorneys, for his amended complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Travelers Property Casualty Corp. ("Travelers" or the "Company"), against the directors and controlling shareholder of Travelers for injunctive and other relief concerning the acquisition of the outstanding publicly-held shares of Travelers common stock by Travelers' majority shareholder, defendant Citigroup Inc. ("Citigroup"), through a wholly-owned Delaware subsidiary.

2. On March 21, 2000, Travelers publicly announced that it had agreed to a transaction with Citigroup whereby Citigroup, through entities under its control, would be commencing a cash tender offer (the "Tender Offer") for all of the outstanding shares of the Company to be followed by a merger at the same price. On or about March 24, 2000, Travelers and Citigroup disseminated an Offer to Purchase on Schedule 14D-1 (the "14D-1") and a Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") to Travelers' shareholders concerning the Tender Offer. Pursuant to the transaction, Travelers' shareholders are to receive $41.50 in cash for each share of their stock, grossly inadequate and unfair compensation given Travelers' valuable product lines and promising future results.

3. As set forth in detail below, defendants are seeking to induce Travelers' shareholders to tender their shares by claiming in the 14D-9 that the transaction is "fair" to them. Yet, defendants have withheld and obscured vital material information needed by shareholders to properly assess and consider the Tender Offer and the true value of Travelers. In particular, as set forth more fully below:


     - Defendants have failed to disclose that the so-called "Special Committee" appointed by the Travelers Board of Directors (the "Special Committee") was riddled with conflicts of interest. Indeed, the 14D-1 does not disclose the material fact that defendant Leslie B. Disharoon, the Chairman of the Special Committee, was formerly affiliated with Citigroup (or its predecessors) and, therefore, has a material conflict of interest. In this regard, the 14D-1 is inaccurate when it states that the Special Committee was "independent."

     - The financial analyses (particularly the "minority squeeze-out analysis") performed by Morgan Stanley Dean Witter ("Morgan Stanley"), the Special Committee's financial advisor, contained material inaccuracies and, therefore, the true range of value for the Company's shares is materially higher than that being reported to shareholders. For example, in its "Analysis Of Selected Acquisitions Of Minority Interests - Analysis Of Selected Minority Interest Acquisitions 1992 To Present," Morgan Stanley reported that the "Final Consideration" paid in the PEC Israel Economic Corp./Investor Group transaction was $30.00 per share. That number is wrong. The actual final consideration received by PEC's shareholders was $36.50 per share, a number materially higher than $30.00 -- the number used in the analysis. There are at least five other similar misrepresentations in Morgan Stanley's analysis of minority squeeze-outs where Morgan Stanley materially understated the final consideration received by shareholders.

     - Morgan Stanley also omitted several pertinent and comparable squeeze-out transactions from its analysis which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used by Morgan Stanley) and were used by Salomon Brothers, the predecessor to Salomon Smith Barney ("Salomon"), Citigroup's financial advisor, in another analysis of a squeeze-out acquisition of a property and casualty insurance company.

     - Defendants assert in the 14D-1 mailed to shareholders that Morgan Stanley calculated a "summary indicative value range" for Travelers' shares of $38.00 to $48.00 per share, but fail to disclose that Morgan Stanley also performed an analysis which illustrated that "Indicative Premiums Paid In Precedent Mergers & Acquisitions" yielded values materially in excess of summary indicative value range, which Morgan Stanley did not incorporate into its final analysis.

     - Defendants did not disclose that Salomon, Citigroup's financial advisor, upon which Citigroup purportedly relied for its statement that "the consideration to be received" by Travelers' stockholders "was fair to and in the best interests" of those stockholders, was irremediably conflicted, as Salomon is a wholly-owned subsidiary of Citigroup.

     - Travelers is worth more to Citigroup as a wholly-owned entity, as it will trade at materially higher multiples of its earnings when the acquisition is completed, as compared to the multiples it currently trades as a partly publicly-owned entity.

4. Furthermore, as demonstrated herein, the consideration that Citigroup has offered in the Tender Offer, $41.50 per share in cash, is grossly inadequate and unfair and the Special Committee appointed by the Travelers' Board of Directors to purportedly represent the interests of the public shareholders of Travelers is a sham. In addition to these conflicts of interest, the compensation of Morgan Stanley, the Special Committee's financial advisor was, in large part, contingent upon getting the deal done. Thus, it is clear that the true purpose of the "Special Committee" was to create the appearance that the public shareholders of Travelers were being independently represented and having their interests protected when, in fact, that was not the case.

5. As a result of the foregoing, Travelers' shareholders will be forced, without full or complete disclosure by defendants, to make final decisions regarding their ownership in the Company and are threatened with the immediate divestiture of their shares as a result of defendants' wrongful course of conduct.

                                  THE PARTIES

6.   Plaintiff, at all relevant times, has owned Travelers common stock.

7. Travelers is a Delaware corporation with its principal executive offices located at One Tower Square, Hartford, Connecticut.

8. Defendant Citigroup, a Delaware corporation, is a diversified financial services holding company that provides a broad range of financial services. Citigroup was formed in 1998 through the merger of Citicorp and Travelers Group. Salomon Smith Barney is a wholly-owned subsidiary of Citigroup. Citigroup and its affiliates hold approximately 85% of the total outstanding common stock of Travelers and approximately 98% of the voting control over the Company. As such, Citigroup and its representatives on the Travelers' Board effectively control and dominate Travelers' affairs. Citigroup, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Travelers.

9. Defendant TAP Merger Corp., a wholly-owned Delaware subsidiary of the Travelers Insurance Group Inc., which is a wholly-owned subsidiary of defendant Citigroup, was established to facilitate the acquisition of Travelers' publicly-held shares.

10. Defendant Robert I. Lipp ("Lipp") is a Director of Travelers and the Chief Executive Officer of Citigroup's Global Insurance Business.

11. Defendant Jay S. Fishman ("Fishman") is the President and Chief Executive Officer of Travelers and Chairman of its Board of Directors.

12. Defendant Frank J. Tasco ("Tasco') is a Director of Travelers. From 1992 to 1998, Tasco was a Director of Travelers Group, a predecessor of Citicorp.

13. Defendant Dudley C. Mecum II ("Mecum") is a Director of Travelers and a Director of Citigroup.

14. Defendant Arthur Zankel ("Zankel") is a Director of Travelers and a Director of Citigroup.

15. Defendant Kenneth J. Bialkin ("Bialkin") is a Director of Travelers and a Director of Citigroup.

16. Defendant Sanford I. Weill ("Weill") is a Director of Travelers and the Co-Chairman and Co-Chief Executive Officer of Citigroup.

17. Defendant Leslie B. Disharoon ("Disharoon") is a Director of Travelers. From 1986 to 1988, Disharoon was a Director of Travelers Group.

18. At all relevant times, defendants Lipp, Fishman, Tasco, Mecum, Zankel, Bialkin, Weill and Disharoon (collectively, the "Individual Defendants") constituted Travelers' Board of Directors.

19. None of the Individual Defendants maintains significant ownership of Travelers' stock. Collectively, the 16 executive officers and directors of Travelers hold just over 312,000 of the over 57 million shares of the Company's publicly-traded (non-Citigroup) common stock. Defendants Disharoon and Tasco, the members of the Special Committee, hold just 11,515 shares of Travelers stock. By contrast, at the time they left their long-standing Board memberships with Travelers Group less than two years ago, Disharoon held 243,363 shares of Travelers Group (now Citigroup) stock, and Tasco held 38,879 shares of Travelers Group stock.

20. By virtue of their positions as directors and/or officers of Travelers and/or their exercise of control and dominant ownership over the business and corporate affairs of Travelers, each Individual Defendant and Citigroup owed and owes Travelers and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Travelers in a fair, just and equitable manner; act with complete candor when soliciting shareholder action; act in furtherance of the best interests of Travelers and its stockholders; refrain from abusing their positions of control; and not favor their own interests at the expense of Travelers and its stockholders.

21. As discussed in detail below, Citigroup, in concert with the Individual Defendants, who collectively control the actions of Travelers, have breached their fiduciary duties to Travelers' public stockholders by acting to cause or facilitate Citigroup's acquisition of the publicly-held minority shares of Travelers for unfair and inadequate consideration, and colluding in Citigroup's coercive tactics in accompanying such buy-out.

                            CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

23. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Travelers common stock outstanding, held by hundreds if not thousands of stockholders of Travelers stock who are members of the Class.

(b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

(c) There are questions of law and fact that are common to the Class including, inter alia, the following:

     (i) whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Citigroup at the expense of 1he members of the Class;

     (ii) whether the Individual Defendants, as officers and/or directors of the Company, and Citigroup, the controlling stockholder of Travelers are violating their fiduciary duties to plaintiff and the other members of the Class;

    (iii) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

     (iv) whether defendants have initiated and timed their buy-out of Travelers shares to unfairly benefit Citigroup at the expense of Travelers' public shareholders.

(d) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

(e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(g) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

A.   THE COMPANY

24. Travelers provides a broad range of insurance products and services for the commercial and consumer markets. Travelers is the second largest writer of personal insurance lines through independent agents and the third largest writer of commercial lines. It is the third largest publicly traded United States property and casualty company by market capitalization. Among other things, Travelers has (1) a universally highly-regarded management team,
     (2) a proven consolidation ability, (3) a high quality balance sheet and
     (4) reserve quality. Indeed, Travelers is considered to be the premiere player in the property and casualty sector. Travelers 3-year average return on equity of 15.1% significantly outperformed the Company's property and casualty insurance peer group median 3-year return on equity of 10.9%. Travelers' 3-year operating income growth of 9.0% also handily beat the peer group median 3-year operating income growth of 5.7%.

B.   A CONFLICTED SPECIAL COMMITTEE IS FORMED

25. According to the 14D-1, during the March 3, 2000 meeting of the Travelers Board of Directors, a representative of Citigroup advised the Travelers Board that Citigroup was "examining strategic alternatives" with respect to its ownership of Travelers shares. Therefore, because of "possible conflicts of interest," Travelers formed a "Special Committee" consisting of defendants Disharoon and Tasco, neither of whom, according to the 14D-1, were

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     "employed by or affiliated with the Company (except in their capacity as directors) or Parent [Citigroup] or any of its affiliates." Disharoon was appointed Chairman of the Special Committee.

26. Defendants Disharoon and Tasco, however, are former Directors of Travelers Group, having served in that position from 1986-1998 and 1992-1998, respectively. At the time they left Travelers Group, Disharoon and Tasco also served on Travelers Group's Audit Committee (along with defendant Mecum) and Finance Committee (along with defendant Zankel). Travelers Group has since merged with Citicorp, creating Citigroup. Defendant Weill, the former head of Travelers Group, is now the Co-Chief Executive Officer of Citigroup. Defendants Disharoon and Tasco, therefore, have overriding loyalties to defendant Weill and were and are not truly independent. In this regard, the 14D-1 is inaccurate when it states that the Special Committee was "independent." Moreover, the 14D-1 fails to disclose that Disharoon was a Director of Travelers Group.

27. On March 10, 2000, the Special Committee retained Morgan Stanley to act as its financial advisor and to "prepare an analysis as to the range of values" of Travelers' shares. The 14D-1 states that "Prior" to the Special Committee meeting with Morgan Stanley to review Morgan Stanley's results, the "Special Committee had been informally advised" by Citigroup that it planned to make an offer "no higher than the mid to high $30's." If, as is likely, the Special Committee conveyed this information to Morgan Stanley prior to its analysis, Morgan Stanley did not actually undertake to derive a "range of values" for Travelers' shares but, rather, was justifying the price which Citigroup wanted to pay for Travelers' shares. The 14D-1, however, does not say whether Morgan Stanley, prior to performing its analysis, had been "tipped-off" as to the amount of consideration which Citigroup was willing to pay.

28. Pursuant to Morgan Stanley's engagement letter, Travelers agreed to pay Morgan Stanley (1) an advisory fee upon commencement of its engagement of $350,000 for the first month of the assignment and up to $75,000 per month for each month thereafter, (2) a fee of $5,000,000 upon and in connection with delivering its fairness opinion and (3) if the deal is completed, a "Transaction fee" against which the advisory and opinion fees will be credited. The Transaction Fee will be calculated by multiplying 0.40% times the total dollar value of the consideration paid for acquiring the publicly-held shares. Based on the current transaction valuation of $2.57 billion, Morgan Stanley's Transaction Fee is valued at approximately $9.48 million. The full Transaction Fee is payable at the time at which 95% or more of the Company's common stock is controlled by Citigroup or its affiliates. The Morgan Stanley contingent compensation arrangement

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     irremediably conflicted Morgan Stanley and incentivized Morgan Stanley to give its blessing to a deal that had a reasonable probability of consummation, rather than put transaction at risk by vigorously pursuing the interests of Travelers' shareholders.

C. CITIGROUP OFFERS TO PURCHASE TRAVELERS SHARES, MORGAN STANLEY OPINES THAT $41.50 PER SHARE IS FAIR AND REASONABLE AND THE COMPANY'S BOARD APPROVES THE TRANSACTION

29. On March 21, 2000, Citigroup contacted the Special Committee and formally offered to acquire all the publicly-held shares of Travelers that it did not presently own for $41.50 per share. Later that day, Morgan Stanley rendered its opinion to the Special Committee that this consideration to be received by Travelers' public shareholders was "fair to and in the best interest of" Travelers' shareholders "from a financial point of view." The Special Committee then unanimously recommended that the Travelers Board vote in favor of the merger. The Board, thereafter, approved the merger.

D.   THE TRANSACTION IS ANNOUNCED

30. Also, on March 21, 2000, Travelers issued a press release announcing the transaction, which is valued at $2.4 billion. According to Keith Anderson, a Travelers spokesman, the merger "will simply change the company's capital structure. It will not affect employment levels, or how we do business." The



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     market price of Citigroup's shares rose $1.87 per share, reflecting the accretive nature of the transaction to Citigroup.

31. On or about March 24, 2000, Citigroup and Travelers disseminated the 14D-1 and 14D-9 to Travelers' shareholders purportedly describing, inter alia, the merger transaction, the history of negotiations between the companies, the opinion of the Special Committee's financial advisor and certain other purportedly relevant information. The Tender Offer is scheduled to expire on April 19, 2000.

E.   DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO PLAINTIFF AND THE CLASS

     1.   THE TENDER OFFER PRICE GROSSLY UNDERVALUES THE COMPANY'S SHARES

32. The Tender Offer represents only a modest premium over the trading price of Travelers stock prior to the announcement of the offer. Indeed, the offer is timed to take advantage of a temporarily depressed trading price of Travelers common stock and the property and casualty insurance industry in general. This temporary depression is ending, as noted by the substantial value which representatives of the Company as well as various analysts have placed on Travelers.

33. For example, on March 20, 2000, Travelers announced that Jay S. Fishman, Travelers' President and Chief Executive Officer, was elected to also serve as

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     Chairman of the Company. Commenting on Mr. Fishman's appointment, defendant
     Lipp, Travelers' departing Chairman stated: Today's action by the Board underscores the success of our company under Jay's leadership as the Chief Executive Officer. That success is particularly noteworthy in light of the challenging market conditions faced by the property casualty industry during Jay's tenure. During this period, Travelers Property Casualty has recorded record earnings each year, built a solid capital base, and positioned the company as a leader in the industry. [Emphasis added.]

34. Furthermore, according to an article which appeared on March 23, 2000 in the Wall Street Journal, Weston Hicks, an analyst at J.P. Morgan Securities, stated that Citigroup's bid for Travelers "is 'a validation' that insurers are at the bottom of this tough cycle ... If you've got a three-to-five year investment horizon, it's a good time to be moving assets into this industry ... Citigroup is buying assets when they are cheap and things are improving." The article also stated that, "For its part, Citigroup believes Travelers stock is cheap -- about 11 times projected earnings, at the cash takeover price of $41.50 per share. Some portfolio managers owning Travelers complain that it is a steal at that price. Mr. Hicks, the J.P. Morgan analyst, had estimated that Travelers had an intrinsic value of $47 a share." Indeed, Morgan Stanley calculated that at the minimal 11 times P/E multiple, management's current year 2000

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     estimated earnings translates to $41.68 per share. Applying an indicative premium formulated by Morgan Stanley (which itself was understated, as explained more fully below) to the year 2000 estimated earnings translates to $49.26 per share.

35. According to a March 22, 2000 article in The Hartford Courant, Kenneth S. Zuckerberg, an analyst at Keefe, Bruyette & Woods, stated that the acquisition will enable Travelers to "take advantage of Citigroup's strong stock price as currency to buy other property-casualty companies." According to Zuckerberg, when companies merge, the acquiror often uses its stock to buy the target. Among property-casualty insurers, however, stock is a comparatively weak currency with little purchasing power. Travelers' stock, for example, traded at approximately 9 times earnings before the Citigroup acquisition announcement. Similarly, many other property-casualty insurers trade below 10 times earnings -- and trade at or below their book values. After Travelers is acquired by Citigroup, which trades at 17 times earnings, Travelers will take hold of powerful currency which it can then use when it looks to buy other property-casualty insurers in the future. Thus, Citigroup will get "more bang for the buck" with its acquisition of Travelers, than Travelers' shareholders have received up until now. That, however, is not reflected in the $41.50 acquisition price.

2. MORGAN STANLEY'S FAIRNESS OPINION WAS MATERIALLY INACCURATE AND DID NOT VALIDATE THE TRANSACTION

36. The 14D-1 contained a summary of the results of various financial analyses performed by Morgan Stanley in connection with its fairness opinion. The Special Committee relied heavily on the Morgan Stanley analyses. Indeed, among the 11 factors the Special Committee identified in reaching its conclusion to recommend the transaction, the first two factors listed refer to Morgan Stanley's financial analyses. A review of these analyses, however, confirms that the consideration to be received by Travelers' public shareholders is grossly unfair and inadequate as these analyses are riddled with material inaccuracies.

37. For example, Morgan Stanley performed a "going private premium analysis." According to the 14D-1, that analysis implied a value reference range for Travelers' shares of $40.00 to $48.00 per share. At $41.50 per share, the Tender Offer price is only marginally higher than the number at the lower end of that range. The underlying data for the "going private premium analysis" is annexed as Exhibit 99 (C)(2) to the 14D-1, in a document entitled "Project Juice Presentation to the Special Committee March 20, 2000." That analysis, however, contains at least six material inaccuracies which relate to the prices paid in other comparable deals. In each and every one of the six instances, the price paid by the acquiror was materially higher (and, therefore, the premium was higher) than that reported by Morgan Stanley in the analysis. These inaccuracies caused the "going private premium analysis" to understate the range of values for that analysis and, in turn, created a false range of values here.

38. For example, in its "Analysis Of Selected Acquisitions Of Minority Interests - Analysis Of Selected Minority Interest Acquisitions 1992 To Present," Morgan Stanley reported that the "Final Consideration" paid in the PEC Israel Economic Corp./Investor Group transaction was $30.00 per share. That number is wrong. The actual final consideration received by PEC's shareholders was $36.50 per share, a number materially higher than the $30.00 number used in Morgan Stanley's analysis.

39. The "Final Consideration" numbers used for the following transactions in the "going private premium analysis" were also wrong: (1) Wheelabrator Technologies Inc./Waste Management, Inc. (the "Final Consideration" number used by Morgan Stanley was $15.00 per share - however, the actual final consideration received by shareholders was $16.50 per share), (2) Fina Inc./Petrofina SA (the "Final Consideration" number used by Morgan Stanley was $60.00 per share -- however, the actual final consideration received by shareholders was $60 in cash per share, plus an additional warrant valued at $4.25-$4.75 per share), (3) Lin Broadcasting Corp./AT&T Corp. (the "Final Consideration" number used by Morgan Stanley was $129.50 per share - however, the actual final consideration received by shareholders was $129.90 per share), (4) Medical Marketing Group Inc./ Medco Containment Services Inc. (the "Final Consideration" number used by Morgan Stanley was $27.25 -- however, the actual consideration received by shareholders was $27.75 per share) and (5) Mafco Consolidated Group/Mafco Holdings (the "Final

     Consideration" number used by Morgan Stanley was $33.50 -- however, the actual consideration received by shareholders was $33.50, plus an additional cash dividend of $10.00 per share, yielding final consideration of $43.50 cash per share). Significantly, Morgan Stanley acted as the financial advisor to the Special Committee in the Mafco Consolidated/Mafco Holding Merger.

40. In addition to these material inaccuracies, Morgan Stanley also omitted several pertinent squeeze-out transactions from its analysis which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used in the Morgan Stanley analysis) and were used by Salomon Brothers, the predecessor to Salomon, Citigroup's financial advisor, in a minority squeeze-out transaction analysis of an acquisition of another property and casualty insurance company. These transactions include (1) the 1997 acquisition of Calgene, Inc. by Monsanto, Inc., which had an implied premium of 60% over Calgene's unaffected market price one week before the transaction was announced, (2) the 1994 acquisition of Orient-Express Hotels, Inc. by Sea Containers Ltd., which had an implied premium of 64.8% over Orient-Express Hotels' unaffected market price one week before the transaction was announced, (3) the 1995 acquisition of Rust International, Inc. by WMX Technologies, Inc., which had an implied premium of 39.1% over Rust's unaffected market price one week before the transaction was announced and (4) the 1992 acquisition of Spelling Entertainment Inc., by Charter Co., which had an implied premium of 45% over Spelling's unaffected market price one week before the transaction was announced.

41. Morgan Stanley's failure to include these relevant, comparable squeeze-out transactions in its premium analysis served to understate the value range for that analysis.

     3.   THE 14D-1 AND 14D-9 FAIL TO DISCLOSE MATERIAL INFORMATION

42. The 14D-1 and 14D-9 also fail to disclose material information necessary for Travelers shareholders to make an informed decision. The 14D-1 does not provide a basis upon which shareholders can independently determine the value of the Company's stock and decide whether or not to tender their shares. Among other things, the 14D-1 fails to disclose and/or misrepresents:

(a) that defendant Disharoon, the Chairman of the Special Committee, was formerly affiliated with Citigroup (or its predecessors) and, therefore, is aligned with the interests of Citigroup, and is thereby irremediably conflicted. In this regard, the 14D-1 is inaccurate when it states that the Special Committee was "independent",

(b) the fact that Salomon, Citigroup's financial advisor upon whom Citigroup stated that the "consideration to be received" by Travelers' stockholders "was fair to and in the best interests" of those stockholders, was irremediably conflicted as Salomon is a wholly-owned subsidiary of Citigroup,

(c) the fact that Morgan Stanley's squeeze-out analysis contained material inaccuracies and omissions as described above,

(d) that Morgan Stanley performed an analysis which illustrated "Indicative Premiums Paid In Precedent Mergers & Acquisitions." The results of this analysis yielded values materially in excess of the "summary indicative value range" for Travelers shares of $38.00 to $49.00 per share set forth in the 14D-1. For example, under Morgan Stanley's "Indicative Premiums Paid In Precedent Mergers & Acquisitions Analysis," the results of which are not described in the "summary analysis" section of the 14D-1 or in the 14D-9, Morgan



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

     Stanley obtained price ranges for Travelers shares results based on "precedent mergers and acquisitions" using Travelers' (1) 1999 actual earnings per share ($49.00 - $60.00), (2) 2000 institutional brokers' median estimated earnings per share ($47.45 - $58.40), (3) 2000 estimated management earnings per share ($49.26 - $60.63) and (4) 12/31/1999 book value per share ($52.21 - $60.00). Overall, the indicative reference range for these analyses was $50.00 - $60.00 per Travelers share. Also undisclosed is the fact that Morgan Stanley did not incorporate this analysis into its final analysis;

(e) whether Morgan Stanley was "tipped-off" by the Special Committee as to the price which Citigroup was willing to pay for Travelers' shares prior to Morgan Stanley performing its "analysis as to the range of values" of Travelers' shares. If a "tip-off" occurred, Morgan Stanley was not actually undertaking to derive a "range of values" for Travelers' shares but, rather, was justifying the price which Citigroup wanted to pay for Travelers' shares;

(f) Citigroup has timed the Tender Offer to take advantage of the depressed price of Travelers' common stock and that, given the Company's strong financial prospects, the timing of the Tender Offer was designed to artificially "cap" the price of Travelers' common stock; and

(g) Travelers is worth more to Citigroup as a wholly-owned entity, as it will trade at materially higher multiples of its earnings, as compared to its current status as a partly, publicly-owned entity.

                                CLAIM FOR RELIEF

43. In light of the foregoing, the Tender Offer is wrongful, unfair and harmful to Class members. In seeking to consummate the transactions, defendants have failed to negotiate a fair price and to afford Class members adequate procedural safeguards and have acted in breach of their duty of candor.

44. Citigroup is the primary financial backer of Travelers and is, therefore, well aware of the true financial condition of Travelers. In making its inadequate offer to acquire the remaining stock of Travelers, Citigroup has tried to take advantage of the fact that the market price of Travelers stock does not fully reflect the true value of the Company.

45. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unconscionable, unfair and grossly inadequate and constitutes unfair dealing.

46. The price that Citigroup has offered has been dictated by Citigroup to serve its own interests, and is being crammed down by Citigroup and its representatives on Travelers' Board to force Travelers' minority shareholders to relinquish their Travelers shares at a grossly unfair price.

47. In addition, defendants' failure to disclose all material facts relevant to the proposed transaction in an accurate and non-misleading manner constitutes a breach of defendants' duty of candor.

48. Citigroup, by reason of its 85% ownership of Travelers' outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Travelers' public shareholders.

49. Because Citigroup is in possession of proprietary corporate information concerning Travelers' future financial prospects, the degree of knowledge and economic power between Citigroup and the class members is unequal, making it grossly and inherently unfair for Citigroup to obtain the remaining 15% of Travelers' shares at the unfair and inadequate price that it has proposed.

50. By offering a grossly inadequate price for Travelers' shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Citigroup is violating its duties as a majority shareholder.

51. Any buy-out of Travelers public shareholders by Citigroup on the terms recently offered, will deny class members their right to share proportionately and equitably in the true value of Travelers' valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

52.  Defendants' fiduciary obligations require then to:

     (a) act independently so that the interests of Travelers' public stockholders will be protected;

     (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Travelers' public stockholders; and

     (c) provide Travelers' stockholders with independent representation in the negotiations with Citigroup.

53. Because Citigroup controls 85% of Travelers and dominates its Board, no auction or market check can be effected to establish Travelers' worth through arm's-length bargaining. Thus, Citigroup has the power and is exercising its power to acquire Travelers' minority shares and dictate terms which are in Citigroup's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Travelers' stock.

54. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Travelers and are engaging in improper, unfair dealing and wrongful and coercive conduct.

55. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

56. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

57. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Travelers' valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

58. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

     B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

     C. Declaring that defendants have breached their duty of candor;

     D. Enjoining the Tender Offer or, if the transaction is consummated, rescinding it;

     E. Ordering defendants to make corrective disclosures;

     F. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable fees and expenses of plaintiffs attorneys and experts; and

     H. Granting such other, and further relief as this Court may deem to be just and proper.


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

                                            ROSENTHAL, MONHAIT, GROSS &
                                                GODDESS, P.A.


                                            By:  ______________________________
                                            Suite 1401, Mellon Bank Center
                                            P.O. BOX 1070
                                            Wilmington, Delaware 19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff

OF COUNSEL:
Robert A. Wallner
U. Seth Ottensoser
MILBERG WEISS BERSHAD HYNES
 & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

Arthur N. Abbey
James S. Notis
ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, NY 10016
(212) 889-3700

Nadeem Faruqi
FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016
(212) 983-9330

March 28, 2000



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